FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of January 2013

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Provides its Activity Update

for the Fourth Quarter and for the Year 2012

PARIS, France – January 9th 2013

CGGVeritas (ISIN: 0000120164 – NYSE: CGV) provides its vessel utilization, multi-client sales and free cash flow updates for the fourth quarter and for the full year 2012.

Vessel utilization rates

For the fourth quarter 2012,

▪	The vessel availability rate was 93%. This compares to a 93% availability rate in the third quarter of 2012 and an 81% rate in the fourth quarter of 2011.

▪	The vessel production rate was 89%. This compares to a 90% production rate in the third quarter of 2012 and a 87% rate in the fourth quarter of 2011.

For the full year 2012,

▪	The vessel availability rate was 90%. This compares to a 86% availability rate for the full year 2011.

▪	The vessel production rate was 90%. This compares to a 86% production rate for the full year 2011.

These rates are in line with the Company expectations and with our 2010 Performance Plan objectives.

Marine multi-client production

During the fourth quarter of 2012, our 3D vessels were allocated 76% to contract and 24% to multi-client programs.

For the full year 2012, our 3D vessels were allocated 77% to contract (this compares to 91% in 2011) and 23% to multi-client programs (this compares to 9% in 2011).

Multi-client sales

Multi-client sales for the fourth quarter 2012 should be around $150 million, with a level of after-sales notably lower than expected. This is related in particular to the after-sales Brazilian market where significant potential deals discussed with main clients did not finally materialize by year end, due to the uncertainty remaining on the future offshore blocks to be licensed in the upcoming 2013 bid rounds.

As expected, the prefunding rate of our full year 2012 multi-client production should be above 70%.

Free cash flow

As targeted, the free cash flow was particularly high during the fourth quarter 2012 which should lead, despite the level of multi-client sales, to a positive free cash flow for the full year.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts

Paris:

Christophe Barnini

Tel.: +33 1 64 47 38 11

E-Mail: invrelparis@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 9th, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP